Exhibit 3.1
CERTIFICATE OF DESIGNATION
OF
SERIES C PREFERRED STOCK
OF
BEACON ENTERPRISE SOLUTIONS GROUP, INC.

Pursuant to Section 78.1955 of Nevada Private Corporations Law

Beacon Enterprise Solutions Group, Inc., a Nevada corporation (the “Corporation”), does hereby certify that:

FIRST:  The original articles of incorporation of the Corporation were filed with the Secretary of State of Nevada on May 22, 2000 (the “Original Articles of Incorporation”), amended and restated on February 15, 2008 (the “First Amended Articles of Incorporation”) and amended and restated on April 24, 2008 (the “Second Amended Articles of Incorporation”).  The articles of incorporation of the Corporation, as such may be amended or restated from time to time, are the “Articles of Incorporation.”

SECOND:   The Certificate of Designation of Series B Preferred Stock (the “Series B Certificate of Designation”) was filed on June 19, 2008.

THIRD:  This Certificate of Designation of Series C Preferred Stock was duly adopted in accordance with the Articles of Incorporation and Section 78.1955 of the Nevada Private Corporations Law (the “NPCL”) by the written consent of the Board of Directors of the Corporation on March 24, 2011 and filed with the Secretary of State of Nevada on March 25, 2011.

FOURTH:  No shares of Series C Preferred Stock have been issued as of the date hereof.

FIFTH:  This Certificate of Designation was duly adopted in accordance with the Articles of Incorporation and Section 78.1955 of the NPCL by written consent of the Board of Directors of the Corporation on March 24, 2011 and is as follows:There is hereby created from the Five Million (5,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), authorized under the Articles of Incorporation a series of preferred stock designated as Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”).  The authorized number of shares of the Series C Preferred Stock is Four Thousand (4,000) shares.  The number of shares of Series C Preferred Stock may only be increased or decreased as provided in this Certificate of Designation.  The rights of the Series C Preferred Stock shall be junior and subordinate to the rights of the Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock (collectively, the “Senior Preferred Stock”) as set forth in the Articles of Incorporation. As long as any shares of Series C Preferred Stock are outstanding, the Series C Preferred Stock will rank senior to the Corporation’s common stock, par value $0.001 per share (the “Common Stock”).

A.            The Board of Directors is also authorized to increase or decrease the number of shares of Series C Preferred Stock, prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

B.            From time to time, the Board of Directors may designate subseries of Series C Preferred Stock, which shall have the rights, privileges and preferences as the Board of Directors may designated by resolution and which shall be set forth in this Certificate of Designation or amendments thereto.

C.            The Board of Directors hereby designates 400 shares of Series C Preferred Stock as “Series C-1 Preferred Stock,” a subseries of Series C Preferred Stock, which shall have the rights, privileges and preferences set forth herein.

D.            The rights, preferences and privileges of the Series C Preferred Stock are as follows:

(1)    Voting Rights.

(a)              Except as otherwise provided herein, in the Articles of Incorporation or as required by law, the holders of the shares of the Series C Preferred Stock (each a “Holder,” and collectively the “Holders”) and the holders of the Corporation’s shares of Common Stock (the “Common Stock”) shall be entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Corporation and shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of Series C Preferred Stock are convertible pursuant to the provisions hereof, at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited.  In each such case, except as otherwise required by law or in an appropriate Certificate of Designation, the holders of shares of Preferred Stock (including Series C Preferred Stock) and shares of Common Stock shall vote together and not as separate classes.  Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Common Stock into which shares of Series C Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

(2)    Stated Value.  Each share of Series C Preferred Stock shall have a “Stated Value” equal to One Thousand Five Hundred Dollars ($1,500).

(3)    Conversion of Shares of Preferred Stock.  Shares of Series C Preferred Stock shall be convertible into shares of Common Stock on the terms and conditions set forth in this Section 3.  The term “Conversion Shares” shall mean the shares of Common Stock issuable upon conversion of shares of Preferred Stock.  The Corporation shall not issue any fractional shares of Common Stock upon any conversion.  All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series C Preferred Stock by a Holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fractional share of Common Stock. If, after the aforementioned aggregation, the issuance would result in the issuance of a fractional share of Common Stock, the Corporation shall, in lieu of issuing such fractional share, issue one whole share of Common Stock to the Holder thereof. The Corporation shall pay any and all taxes that may be payable with respect to the issuance and delivery of shares of Common Stock upon conversion of shares of Preferred Stock unless such taxes result from the issuance of shares of Common Stock upon conversion to a person other than the Holder.

(a)              Optional Conversion.  With respect to each share of Series C Preferred Stock, at any time or times on or after the date of issuance of such shares of Series C Preferred Stock (such date for each share of Series C Preferred Stock hereinafter referred to as the “Original Issuance Date”), any Holder shall be entitled to convert all or a portion of such Holder’s shares of Preferred Stock into fully paid and non-assessable shares of Common Stock (each an “Optional Conversion”), in accordance with this Section 3(a), Section 3(b) and Section 3(c).

(b)      Conversion Price. (i) Subject to anti-dilution adjustment as provided in Section 3(d), upon an Optional Conversion pursuant to Section 3(a), the conversion price (the “Conversion Price”) of each share of each subseries of Series C Preferred Stock shall set forth below in clause (ii) et seq. of this Section 3(b). Upon a conversion pursuant to Section 3(a), all accrued and unpaid dividends on shares of Series C Preferred Stock through the date of conversion shall be paid in additional shares of Common Stock as if such dividends had been paid in additional shares of Series C Preferred Stock (based on their stated value) rounded up to the nearest whole number, and then automatically converted into additional shares of Common Stock in accordance with and pursuant to the terms set forth herein.  Each share of Series C Preferred Stock will convert into that number of shares of Common Stock determined by dividing the Stated Value by the Conversion Price, as adjusted at the time of conversion.

(ii)               Subject to anti-dilution adjustment as provided in Section 3(d), upon an Optional Conversion pursuant to Section 3(a), the Conversion Price of each share of Series C-1 Preferred Stock shall equal $0.75.

(c)   Mechanics of Conversion.

(i)             To convert shares of Series C Preferred Stock into Conversion Shares pursuant to Section 3(a) on any date, the Holder thereof shall (i) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m. Eastern Time on such date, a copy of an executed notice of conversion (the “Optional Conversion Notice”) to the Corporation, and (ii) surrender to a common carrier for delivery to the Corporation within three (3) business days of such date the Preferred Stock Certificates (as hereinafter defined) representing the shares of Series C Preferred Stock being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction).  The term “Preferred Stock Certificates” shall mean the original certificates representing the shares of Series C Preferred Stock.

(ii)      On or before the third (3rd) Business Day following the date of receipt of a fully executed and completed Optional Conversion Notice (the “Conversion Notice”), the Corporation shall (x) issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled, or (y) provided that the Conversion Shares have been registered under the Securities Act or there is an effective resale registration statement covering the resale of the Conversion Shares and the Conversion Shares have no direct and /or indirect selling limitations and/or restrictions, or the shares may be sold without registration under the securities Act subject to no direct and/or indirect selling limitations and/or restrictions have been met, upon the request of a Holder, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to such Holder’s or its designee’s balance account with the Depository Trust Corporation through its Deposit Withdrawal Agent Commission system. If the number of shares of Series C Preferred Stock represented by the Preferred Stock Certificate(s) submitted for conversion pursuant to Section 3(c)(i) is greater than the number of shares of Series C Preferred Stock being converted, then the Corporation shall, as soon as practicable and in no event later than three (3) business days after receipt of the Preferred Stock Certificate(s) and at its own expense, issue and deliver to the Holder thereof a new each share of Series C Preferred Stock certificate representing the number of shares of Series C Preferred Stock not converted. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of shares of Series C Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the applicable conversion date.

(d)    Anti-Dilution Provisions.  The Conversion Price in effect at any time and the number and kind of securities issuable upon conversion of the shares of Series C Preferred Stock shall be subject to adjustment from time to time upon the happening of certain events as follows:

(i) Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time on or after the Original Issuance Date effects a subdivision of the outstanding shares of Common Stock, the Conversion Price then in effect immediately before that subdivision shall be proportionately decreased, and conversely, if the Corporation at any time or from time to time on or after the Original Issuance Date combines the outstanding shares of Common Stock into a smaller number of shares, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 3(d)(i) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii) Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time on or after the Original Issuance Date makes or fixes a record date for the determination of holders of shares of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction (1) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and (2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 3(d)(ii) as of the time of actual payment of such dividends or distributions.

(iii) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time on or after the Original Issuance Date makes, or fixes a record date for the determination of holders of shares of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, then and in each such event provision shall be made so that the Holders of shares of Series C Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation which they would have received had their shares of Series C Preferred Stock been converted into shares of Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 3(d) with respect to the rights of the Holders of the shares of Series C Preferred Stock.

(iv)  Adjustment for Reclassification, Exchange and Substitution. In the event that at any time or from time to time on or after the Original Issuance Date, the shares of Common Stock issuable upon the conversion of the shares of Series C Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section 3(d)), then and in any such event each Holder of shares of Series C Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change, by holders of the maximum number of shares of Common Stock into which such shares of Series C Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein.

(v)  Reorganizations, Mergers, Consolidations or Sales of Assets. If at any time or from time to time on or after the Original Issuance Date there is a capital reorganization of the shares of Common Stock (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 3(d)) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation’s properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the Holders of the shares of Series C Preferred Stock shall thereafter be entitled to receive upon conversion of the shares of Series C Preferred Stock the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 3(d) with respect to the rights of the Holders of the shares of Series C Preferred Stock after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 3(d) (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the shares of Series C Preferred Stock) shall be applicable after that event and be as nearly equivalent as is practicable.

(e)     No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holders of the shares of Preferred Stock against impairment.

(f)      Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder of shares of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any Holder of shares of Preferred Stock, furnish or cause to be furnished to such Holder a like certificate setting forth (i) such adjustments and readjustments, (ii) Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the shares of Preferred Stock.

(g)      Status of Converted Shares. In the event any shares of Series C Preferred Stock shall be converted pursuant to Section 3 hereof, the shares of Series C Preferred Stock so converted shall be canceled and shall not be reissued as shares of Series C Preferred Stock.

 (4)    Assumption and Provision upon Organic Change. Prior to the consummation of any Organic Change (as defined below), the Corporation shall make appropriate provision to ensure that each of the Holders of the shares of Series C Preferred Stock will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock immediately theretofore acquirable and receivable upon the conversion of such Holder’s shares of Series C Preferred Stock such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of shares of Common Stock which would have been acquirable and receivable upon the conversion of such Holder’s shares of Series C Preferred Stock into shares of Common Stock immediately prior to such Organic Change. The following shall constitute an “Organic Change”: any recapitalization, reorganization, reclassification, consolidation or merger, sale of all or substantially all of the Corporation’s assets to another Person or other transaction which is effected in such a way that holders of shares of Common Stock are entitled to receive (either directly or upon subsequent liquidation) shares, securities or assets with respect to or in exchange for shares of Common Stock.

(5)    Reservation of Authorized Shares. The Corporation shall, so long as any of the shares of Series C Preferred Stock are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series C Preferred Stock, 100% of such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the shares of Series C Preferred Stock then outstanding.

(6)    Liquidation, Dissolution, Winding-Up. In the event of any Liquidation (as defined below) of the Corporation, the Holders of the shares of Series C Preferred Stock shall be entitled to receive out of the assets of the Corporation legally available for distribution therefrom (the “Liquidation Funds”) on a pro rata basis, after the liquidation amounts payable to holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock have been paid as set forth in the Articles of Incorporation or the Series B Certificate of Designation, respectively, and before any amount shall be paid to the holders of any of the capital stock of the Corporation of any class junior in rank to the shares of Series C Preferred Stock in respect of the preferences as to the distributions and payments on a Liquidation of the Corporation, an amount per each share of Preferred Stock equal to the product of (i) the liquidation percentage specified with respect to each subseries of Series C Preferred Stock (the “Liquidation Percentage,” set forth below with respect to each subseries) and (ii) the sum of (a) the Stated Value of all shares of Series C Preferred Stock then outstanding and (b) all dividends, if any, which have accrued or are payable under Section 8 hereof, but have not been paid and received by the Holders of the shares of Preferred Stock, up to and including the date full payment is tendered to the Holder of such each share of Series C Preferred Stock with respect to such Liquidation (collectively, the “Non Change of Control Liquidation Preference”); provided, however, that notwithstanding anything to the contrary provided herein or elsewhere, in the event that a Liquidation is caused as a result of a Change of Control (as defined below), each Holder of shares of Preferred Stock shall be entitled to receive in addition to the Non Change of Control Liquidation Preference, such additional amounts that each such Holder would have received in the Liquidation, had it converted its shares of Series C Preferred Stock into shares of Common Stock immediately prior to the Liquidation.  If, upon any Liquidation, the Liquidation Funds are insufficient to pay, issue or deliver the full amount due to the Holders of shares of Series C Preferred Stock (after full payment has been made to the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock as is set forth in the Articles of Incorporation and the Series B Certificate of Designation, respectively), then each holder of shares of Series C Preferred Stock shall receive, prior to any payment to holders of shares of Common Stock, a percentage of the Liquidation Funds (up to 100%) equal to the full amount of remaining Liquidation Funds payable to such holder as a liquidation preference, as a percentage of the full liquidation amount payable to all holders of shares of Series C Preferred Stock.  In no event shall the holders of shares of Series C Preferred Stock receive any Liquidation Funds until the entire liquidation amount has been paid with respect to each outstanding share of Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock. No Holder of shares of Series C Preferred Stock shall be entitled to receive any amounts with respect thereto upon any Liquidation other than the amounts provided for herein; provided that a Holder of shares of Series C Preferred Stock shall be entitled to all amounts previously accrued with respect to amounts owed hereunder. The form of consideration in which the Liquidation Preference is to be paid to the Holders of the shares of Series C Preferred Stock as provided in this Section (6) shall be the form of consideration received by the Corporation or the other holders of the Corporation’s capital stock, as the case may be.

“Liquidation” means any of the following:  (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) filing for bankruptcy pursuant to applicable federal and/or state laws, (iii) any actions that directly and/or indirectly are construed as steps in taking the Corporation private, including, but not limited to, failure to file SEC Reports in a timely fashion, the Corporation, any affiliate of the Corporation and/or any person at the direct and/or indirect request of the Corporation buying shares of issued and outstanding Corporation Stock, of the filing of a Form 15, the shares of Common Stock no longer are eligible for quotation on the NASD Bulletin Board, the Corporation’s Board of Directors and/or shareholders meeting and/or through resolutions, adopts or calls a meeting authorizing the Corporation to undertake any of the above such actions (“Going Private Actions”), or (iv) any Change of Control.

“Change of Control” means (i) a change in the voting control of the Corporation such that any one person, entity or “group” (as contemplated by Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended) acquires from the Corporation in one or more, including a series of, transactions the right to cast greater than 50% of votes eligible to be cast by all holders of capital stock of the Corporation in the election of directors of the Corporation, provided that such transaction is approved by the Board or (ii) any merger or consolidation of the Corporation with or into another entity or any sale of all or substantially all of the assets of the Corporation.

The Liquidation Percentage of the Series C-1 Preferred Stock shall be equal to 130%.

(7)    Preferred Rank. The rights of the shares of Series C Preferred Stock, to the extent applicable and as set forth herein, shall be subject to the preferences and relative rights of the shares of Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock.

(8)    Dividends; Participation. Each share of Series C Preferred Stock shall accrue and be paid a dividend at the rate of six (6%) percent per annum of the Stated Value, payable quarterly in arrears on January 1st, April 1st, July 1st and October 1st of each year and for such whole year (or portion thereof) that such shares of Series C Preferred Stock are issued and outstanding (the “Series C Preferred Share Dividend”) beginning on the date each such shares of Series C Preferred Stock is issued (including upon issuance as a stock dividend).  With respect to shares of Series C-1 Preferred Stock, the dividend payments shall be made in either cash or at the option of the holder through the issuance of additional shares of Series C-1 Preferred Stock in such amount of shares of Series C-1 Preferred Stock equal to the quotient of (i) the dividend amount payment then due, divided by (ii) the Stated Value of one share of Series C-1 Preferred Stock.

(9)    Vote to Issue, or Change the Terms of Shares of Series C Preferred Stock.  The affirmative vote of the Holders owning not less than a majority of the aggregate Stated Value of the then issued and outstanding shares of Series C Preferred Stock at a meeting duly called for such purpose, or by the written consent without a meeting of the Holders of not less than a majority of the then outstanding shares of Series C Preferred Stock shall be required for any direct and/or indirect amendment to the Corporation’s Articles of Incorporation, this Certificate of Designation or Bylaws which would directly and/or indirectly amend, alter, change, repeal or otherwise adversely affect any of the powers, designations, preferences and rights of the shares of Series C Preferred Stock.

(10)         Lost or Stolen Certificates. Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing shares of Series C Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Corporation in customary form and, in the case of mutilation, upon surrender and cancellation of the shares of Preferred Stock Certificate(s), the Corporation shall execute and deliver new preferred share certificate(s) of like tenor and date.

(11)         Notices. Whenever notice is required to be given hereunder, unless otherwise provided herein, such notice shall be given in writing and will be mailed by certified mail, return receipt requested, or delivered against receipt to the party to whom it is to be given (a) if to the Corporation, at the Corporation’s executive offices or (b) if to a Holder, at the address set forth on Corporation’s books and records.

IN WITNESS WHEREOF, this Certificate of Designation was duly adopted by the Board in accordance with the Articles of Incorporation and Section 78.1955 of the NPCL and executed as of March 25, 2011.

BEACON ENTERPRISE SOLUTIONS GROUP, INC.,
a Nevada corporation

By:	/s/ Bruce Widener
Bruce Widener
Chief Executive Officer